CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2009 THIRD QUARTER RESULTS

--Reports Sales Gains and Increased Profitability--

HONG KONG — February 17, 2009 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its third fiscal quarter ended December 31, 2008, representing a return to profitability on a year-over-year basis, a strong balance sheet and continued improvements to operating efficiencies.
Net income for the 2009 fiscal third quarter was $110,000, or $0.03 per diluted share, compared with a net loss of $905,000, or $0.24 per share, a year earlier – primarily due to ongoing customer pricing adjustments.  Net sales for the same period climbed 4.0 percent to $7.97 million from $7.67 million a year ago.
Net income for the nine-month period of fiscal 2009 was $497,000, or $0.13 diluted share, compared with a net loss of $574,000, or $0.15, per share a year earlier.  Net sales for the same period increased 5.6 percent to $26.8 million from $25.4 million a year earlier.
“Current global economic conditions have created numerous unexpected benefits for our organization -- including an abundance of skilled workers seeking positions, thereby providing a broader pool of technicians and managers from which to select; opportunities to gain new customers as weaker competitors struggle; lower raw material and energy prices; and, the ability to upgrade our operations with automation to gain a further competitive advantage,” Roland Kohl, president and chief executive officer.
 Kohl noted that metal, mechanical and electronic OEM sales for the nine months represented approximately $26.0 million, or 96.8 percent of the company’s total net sales.  The percentage of the company’s sales to customers in Europe and the U.S.A. has been increasing.  For the nine-month period ending December 31, 2008, sales to Europe and the U.S.A. represented 54.5 percent of total sales, compared to 47.5 percent of total sales for the same nine-month period ending December 31, 2007.
Gross profit for the quarter and the nine-month periods ended December 31, 2008 increased 92.1 percent and 24.9 percent, respectively, to $1.63 million and $5.39 million, due primarily to lower labor expenses, raw material costs and improved operating efficiencies.  Gross profit for the nine-month period as a percentage of sales was 20.1 percent compared with 17.0 percent in the same period a year ago. The company’s labor expenses have decreased due to greater utilization of automation and the benefits of initiatives to streamline its labor force, as noted above.   As previously announced, the company has purchased additional equipment that will increase the automation of certain of its manufacturing processes, thereby reducing the number of workers and its dependence on short-term workers.  As a result of this initiative and management’s strong focus on streamlining, the company’s workforce has, to date, decreased from an average of 1,500 workers to an average of 1,200 workers.  The company intends to continue to reduce the number of workers it utilizes and expects to employ an average of 1,000 workers by the end of the current fiscal year, while maintaining or increasing its production output.
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The worldwide financial crisis has not yet had a direct material effect on the company’s operations, but indications from some of its customers suggest a softer near-term outlook.  Kohl noted the company is therefore particularly focused on maintaining a strong financial position in order to be prepared should the situation change.  As an example, the company reduced its accounts receivable from $4.77 million on March 31, 2008 to $3.09 million on December 31, 2008.  In addition, Kohl highlighted the company’s success in reducing inventory levels while increasing sales levels.  He noted that a further reduction in inventory levels is an important goal of the company for the foreseeable future.
Selling, general and administrative expenses decreased by $429,000 for the fiscal third quarter and $505,000 for the nine-month period – reflecting, in part, voluntary reductions in executive compensation and reductions in administrative costs through the streamlining of accounting, administrative and marketing functions, particularly related to the company’s Golden Bright division which was acquired in late 2006.   Kohl noted that the consolidation all of Golden Bright’s administrative functions, including accounting, with the company’s central office has improved operations and eliminated redundancies.  Selling, general and administrative expenses also decreased during the current fiscal periods as the company settled disputes with virtually all workers who last year initiated a strike against one of the company’s facilities.  The settlement was for approximately $260,000 less than the company had reserved on its financial statements.
The tightening credit markets resulted in the termination of one of the company’s three credit facilities.  The withdrawal of this credit facility by one of the company’s three banks is not expected to affect the company, as its cash position has increased, its use of its line of credit has decreased, and the amount of credit available from its two other banks is expected to exceed its anticipated requirements.
Kohl noted the company’s balance sheet remains strong.  The company’s current ratio was 2.25:1 at December 31, 2008.

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About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as LED lights, radio chimes and other electronic products.  Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2008	2007	2008	2007

Net sales	$7,969	$7,665	$26,823	$25,393
Cost of sales	6,340	6,817	21,432	21,078
Gross profit	1,629	848	5,391	4,315
Selling, general and administrative expenses	1,434	1,863	4,492	4,997
Operating income	195	(1,015)	899	(682)

Non-operating items
Interest expenses	(38)	(59)	(126)	(181)
Exchange gain (loss), net	(74)	94	(279)	176
Interest income	9	32	29	82
Other income	38	43	57	50
Total non-operating income (expenses)	(65)	110	(319)	127

Net income before income tax and minority interests	130	(905)	580	(555)
Income taxes	7	0	84	19
Income before minority interests	123	(905)	496	(574)
Minority Interests	(13)	0	1	0
Net income	$110	$(905)	$497	$(574)

Earnings per share - basic	$0.03	$(0.24)	$0.13	$(0.15)
Weighted average number of shares - basic	3,734	3,797	3,734	3,797

Earnings per share - diluted	$0.03	$(0.24)	$0.13	$(0.15)
Weighted average number of shares - diluted	3,734	3,797	3,734	3,797

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet
(In thousands, except per share data)
	Dec 31	March 31
	2008	2008
Current assets:
Cash and cash equivalents	$4,242	$3,889
Restricted cash	1,671	1,671
Accounts receivable, net of doubtful accounts	3,092	4,766
Inventories	5,699	5,775
Prepaid expenses and other current assets	780	689
Total current assets	15,484	16,790

Property, plant and equipment, (net)	2,950	3,646
Investment in affiliates	38	2
Intangible assets, (net)	2	52
Total assets	$18,474	$20,490

Current liabilities:
Accounts payable	$2,488	$3,757
Short-term borrowing	1,588	2,214
Current portion of long-term debt	259	311
Accrued mould charges	33	260
Accrual payroll and employee benefits	676	988
Other liabilities and accrued expenses	1,844	1,704
Total current liabilities	6,888	9,234
Long-term debt – net of current portion	358	522
Deferred income taxes	189	189
Total liabilities	7,435	9,945

Minority Interest	149	151

Shareholders' equity:
Common shares, $0.01 par value, authorized 20,000,000 shares
3,819,900 shares as of March 31, 2008 and 3,720,520 shares
as of December 31, 2008, respectively, issued and outstanding	38	38
Additional paid-in capital	11,049	11,562
Retained earnings (Accumulated Deficit)	(144)	(614)
Accumulated other comprehensive loss	0	(26)
Treasury shares, at cost – 166,334 shares as of March 31, 2008; 37,800 shares as of December 31, 2008	(53)	(566)
Total shareholders' equity	10,890	10,394

Total liabilities and shareholders' equity	$18,474	$20,490

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